February 14, 2020

Via EDGAR United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Barnwell Industries, Inc. (CIK#: 0000010048; File No. 001-05103) Preliminary Proxy Statement filed by Ned L. Sherwood, NLS Advisory Group, Inc., MRMP-Managers LLC and Bradley M. Tirpak

Ladies and Gentlemen,

Ned L. Sherwood, NLS Advisory Group, Inc., MRMP-Managers LLC and Bradley M. Tirpak (collectively, the “Proponents”), together with other participants listed on the cover page of their preliminary proxy statement, have filed a preliminary proxy statement and form of proxy card pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and plan to solicit proxies from the shareholders of Barnwell Industries, Inc. (the “Company”) to elect five directors nominated by the Proponents to the Company’s board of directors.

The Proponents hope to be able to mail definitive copies of their proxy materials to shareholders of the Company as soon as possible.

If you have any questions or comments regarding this filing, please call me at (216) 566-8928.

Respectfully,

/s/ Jurgita Ashley

Jurgita Ashley

Jurgita.Ashley@ThompsonHine.com     Fax: 216.566.5800     Phone: 216.566.8928